SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 2001

                               OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _________ to ___________

                 Commission file number 33-56369

            JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                 GUARANTEE LIFE INSURANCE COMPANY
                  THRIFT SAVINGS PLAN AND TRUST
                    (Full title of the plans)


                   JEFFERSON-PILOT CORPORATION
    (Name of the issuer of the securities held pursuant to the plan)

                        100 North Greene Street
                   Greensboro, North Carolina  27401
                 (Address of principal executive office)

Audited Financial Statements and Supplemental Schedules

Jefferson-Pilot Corporation Teamshare Plan

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 2001 and 2000




                                    Contents

Report of Independent Auditors.......................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................2
Statements of Changes in Net Assets Available for Benefits...........3
Notes to Financial Statements........................................4


Supplemental Schedules

Schedule of Assets (Held At End of Year)............................10
Schedule of Reportable Transactions.................................11

GUARANTEE LIFE INSURANCE COMPANY THRIFT SAVINGS PLAN AND TRUST

Independent Auditors' Report........................................12

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits as
  of December 31, 2001 and 2000.....................................13

Statements of Changes in Net Assets Available for Plan
  Benefits for the Year ended December 31, 2001.....................14
Notes to Financial Statements.......................................15


Supplemental schedules are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


Signature...........................................................20
Exhibits............................................................21
      Consent of Ernst & Young LLP
      Consent of KPMG LLP

                         Report of Independent Auditors


To the Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan

We have audited the accompanying statements of net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 26, 2002

                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                 Statements of Net Assets Available for Benefits



                                                       December 31
                                                   2001           2000
                                               ------------   ------------
Assets
Investments, at fair value                     $ 89,365,423   $ 81,127,572

Investments, at contract value                    4,688,510      4,076,964

Cash                                             10,001,283              -

Receivables:
Employer's matching contribution                      6,249          6,103
Employer's Gainshare contribution                 1,437,385      1,460,528
Participants' contributions                         120,821         88,119
Loan interest                                         5,062          1,832
                                               ------------   ------------
Total receivables                                 1,569,517      1,556,582
                                               ------------   ------------
Net assets available for benefits              $105,624,733   $ 86,761,118
                                               ============   ============



See accompanying notes.

                           Jefferson-Pilot Corporation
                                 Teamshare Plan

           Statements of Changes in Net Assets Available for Benefits




                                                       Year ended
                                                       December 31
                                                   2001           2000
                                               ------------   ------------
Additions
Investment income:
  Interest                                     $    374,347   $    334,281

Contributions:
  Participants                                    7,947,999      7,930,935
  Rollovers                                         479,237        170,556
  Employer matching                                 458,135        477,648
  Gainshare                                       1,437,385      1,270,825
                                               ------------   ------------
                                                 10,322,756      9,849,964
                                               ============   ============

Transfers in from related plan                   20,670,368              -
                                               ------------   ------------

Total additions                                  31,367,471     10,184,245

Deductions
Benefits paid to participants                     5,063,451      4,945,408
Administrative expenses                              45,058         41,315
                                               ------------   ------------
                                                  5,108,509      4,986,723
                                               ------------   ------------

Net (depreciation) appreciation in fair value
of investments                                   (7,395,347)       525,157
                                               ------------   ------------

Net increase                                     18,863,615      5,722,679
Net assets available for benefits:
Beginning of year                                86,761,118     81,038,439
                                               ------------   ------------

End of year                                    $105,624,733   $ 86,761,118
                                               ============   ============



See accompanying notes.

                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                          Notes to Financial Statements

                                December 31, 2001


1. Description of Plan

The following description of the Jefferson-Pilot Corporation (the Company) Teamshare Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution and profit sharing plan covering all employees and career agents of Jefferson-Pilot Corporation and the following subsidiaries (collectively, the Sponsor) who have at least one year of service and are age twenty-one or older:

     Jefferson-Pilot Life Insurance Company
     Jefferson-Pilot Communications Company
     Jefferson-Pilot Communications Company of Virginia
     WCSC, Inc.
     Jefferson Pilot Financial Insurance Company
     Jefferson Pilot Securities Corporation

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company serves as Plan administrator and named fiduciary.

The Guarantee Life Insurance Company Thrift Savings Plan merged into the Jefferson-Pilot Corporation Teamshare Plan effective December 31, 2001. Total assets transferred into the Plan were approximately $20.7 million. These assets included cash, mutual funds and Jefferson-Pilot common stock. The cash and Jefferson-Pilot common stock transferred January 2, 2002. The mutual fund transfer, made in two installments, was completed by March 2002.

Contributions

Eligible participants may contribute up to 15% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 10% of a participant's total pre-tax contributions for the Plan year that do not exceed 6% of a participant's compensation for the portion of the year during which the participant elected to make pre-tax contributions.

Gainshare contributions are subject to approval by the Compensation Committee of the Company's Board of Directors. Gainshare contributions are made by the Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan document and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards, in amounts of up to 4% of compensation.

Employees in Puerto Rico and the U.S. Virgin Islands are not eligible for pre-tax or matching contributions, but may participate in Gainshare contributions when the eligibility requirements and performance standards are met.

Gainshare contributions for 2001 and 2000 were disbursed 50% in cash and 50% in the Jefferson-Pilot Common Stock Fund. For individual Gainshare amounts of $200 and less, the total was disbursed in the Jefferson-Pilot Common Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based upon participant earnings as defined in the Plan document. Investment income, including net (depreciation) appreciation in value of the Plan's investments, is allocated to individual participant accounts in the same ratio that the value of individual account bears to the sum of the values of all participants' accounts. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company Gainshare contributions and to pay administrative expenses. The balance of forfeited nonvested accounts was $74,657 and $119,824 for 2001 and 2000, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

Participant Loans

Participants may borrow from their accounts if (1) there is an immediate and heavy financial need and (2) at least two years have elapsed since the member first made contributions to the Plan. Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of their vested account balance or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Principal and interest are paid ratably through weekly, bi-weekly or bi-monthly payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive the vested value of his/her account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. Distributions from the Jefferson-Pilot Common Stock Fund may be distributed in cash or in shares of the Company's common stock, if so elected.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Investment Valuation

The Plan's investments in mutual funds and common stock are stated at fair value based on quoted market prices. The investment contract is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense charges. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001 and 2000, the Plan's investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

                                       Net Realized and Unrealized
                                      (Depreciation) Appreciation in
                                        Fair Value of Investments
                                         Year Ended December 31
                                          2001             2000
                                      -------------    -------------
Mutual Funds                          $ (5,704,547)    $ (3,891,863)
Common Stock                            (1,690,800)       4,417,020
                                      -------------    -------------
                                      $ (7,395,347)    $    525,157
                                      =============    =============

Investments that represent 5% or more of net assets are as follows:

                                                       December 31
                                                   2001           2000
                                               ------------   ------------
    Investments at fair value:
       Jefferson-Pilot Common Stock*           $ 42,824,780   $ 36,764,038
       Fidelity Advisor Equity-Income Fund       13,363,013     13,698,569
       Fidelity Advisor Growth Fund                       -     15,899,032
       Fidelity Advisor Overseas Fund                     -      4,677,287
       MFS Capital Opportunities Fund            12,258,194              -

* Nonparticipant-directed

The average yield of the JP Life Guaranteed Fund for 2001 and 2000 approximated 5.23% and 5.26%, respectively, and the crediting interest rates as of December 31, 2001 and 2000 were 5.10% and 5.35%, respectively. Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.5% applies. The fair value approximates contract value.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                       December 31
                                                   2001           2000
                                               ------------   ------------
    Investments, at fair value:
      Jefferson-Pilot Common Stock             $ 42,824,780   $ 36,764,038


                                                       Year ended
                                                    December 31, 2001
                                                    -----------------
    Change in net assets:
      Contributions                                   $ 4,075,463
      Transfers to participant directed
       investments                                        (42,111)
      Transfers in from related plan                    5,894,175
      Net realized and unrealized depreciation
       in fair value                                   (1,690,800)
      Loan disbursements                                 (102,304)
      Loan interest                                        24,122
      Distributions to participants                    (2,018,406)
      Forfeitures                                         (79,397)
                                                      ------------
                                                      $ 6,060,742
                                                      ============

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Administration and Plan Expenses

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan's assets unless paid by the Sponsor. During 2001 and 2000, most expenses associated with the Plan were paid for by the Sponsor.

7. Related Party Transactions

The Plan invests in common stock of Jefferson-Pilot Corporation and a Jefferson-Pilot Life Insurance Company managed guaranteed fund.

                           Jefferson-Pilot Corporation
                                 Teamshare Plan
                                EIN:  56-0896180
                                Plan Number:  002
                               Schedule H, Line 4i
                    Schedule of Assets (Held At End of Year)

                                December 31, 2001


(a)           (b)                         (c)              (d)          (e)
                                     Description of
   Identity of Issue, Borrower,        Investment,                    Current
     Lessor or Similar Party       Including Maturity      Cost        Value
                                      Date, Rate of
                                  Interest, Collateral,
                                  Par or Maturity Value
--------------------------------------------------------------------------------

*  Jefferson-Pilot Corporation   Common Stock           $30,086,463  $42,824,780

   Fidelity Advisor              Equity-Income Fund            +      13,363,013
   Fidelity Advisor              Overseas Fund                 +       3,796,879
   Franklin Advisor              Small-Mid Cap Growth
                                   Fund                        +       2,158,239
   PIMCO                         Money Market Fund             +         720,560
   PIMCO                         Total Return Fund             +       3,732,439
   MFS                           Capital Opportunities
                                   Fund                        +      12,258,194
   MFS                           Mid Cap Growth Fund           +         330,431
   American Express Trust        Stable Value II Fund          +       4,469,484
   Munder                        Index 500 Fund                +       3,283,289
   Weiss, Peck and Greer         Money Market Fund             +         953,831
   Pioneer                       Money Market Fund             +          74,657
                                                                     -----------
                                                                      87,965,796

*  JP Life Guaranteed Account    Investment contract 5.10%     +       4,688,510
   Participant Loans             Interest rates ranging
                                   from 5.75-12.50%                    1,399,627
                                                                     -----------
                                                                     $94,053,933
                                                                     ===========

   *Represents party-in-interest.

   + Cost information is not presented, as investment is participant directed

                           Jefferson-Pilot Corporation
                                 Teamshare Plan
                                EIN:  56-0896180
                                Plan Number:  002
                               Schedule H, Line 4j
                       Schedule of Reportable Transactions

                          Year ended December 31, 2001



     (a)                       (b)                 (c)         (d)       (g)           (h)           (i)
                          Description of Asset                                    Current Value
                           Including Interest                                       of Asset
Identity of Party         Rate and Maturity in   Purchase    Selling     Cost     on Transaction  Net Gain
    Involved                 Case of a Loan       Price       Price    of Asset        Date       or (Loss)
-----------------------------------------------------------------------------------------------------------


Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------
Jefferson-Pilot
Corporation               Common Stock
                          Purchases            $6,214,711  $        -  $6,214,711  $6,214,711     $      -
                          Sales                         -   4,357,344   4,333,562   4,357,344       23,782


There were no category (i), (ii) or (iv) reportable transactions during 2001.

Columns (f) and (e) are not applicable.

                         Independent Auditors' Report


The Advisory Committee
Guarantee Life Insurance Company
  Thrift Savings Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Guarantee Life Insurance Company Thrift Savings Plan and Trust as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 7, to the financial statements, this plan was merged into the Jefferson-Pilot Corporation Teamshare Plan on December 31, 2001 by transferring all assets to the successor plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.





/s/ KPMG,LLP
Omaha, Nebraska
June 26, 2002

                        GUARANTEE LIFE INSURANCE COMPANY
                         THRIFT SAVINGS PLAN AND TRUST

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2001 and 2000



                                                        2001           2000
                                                    ------------   ------------
Assets:
  Cash                                              $          -   $      2,213
                                                    ------------   ------------
  Investments:
    Trust funds held at fair value:
      Participant directed:
        Mutual Funds                                           -     15,495,238
        Jefferson-Pilot Stock Fund                             -        967,559
        Participant loans, at unpaid balance                   -        387,378
                                                    ------------   ------------
         Total participant directed investments                -     16,850,175
                                                    ------------   ------------
      Nonparticipant directed:
        Jefferson-Pilot Stock Fund                             -      4,629,084
                                                    ------------   ------------
         Total nonparticipant directed investments             -      4,629,084
                                                    ------------   ------------
         Total investments                                     -     21,479,259
                                                    ------------   ------------
  Receivables:
    Employer contributions                                     -         17,279
    Participant contributions                                  -         35,836
                                                    ------------   ------------
         Total receivables                                     -         53,115
                                                    ------------   ------------
         Net assets available for benefits          $          -   $ 21,534,587
                                                    ============   ============


See accompanying notes to financial statements.

                       GUARANTEE LIFE INSURANCE COMPANY
                         THRIFT SHARING PLAN AND TRUST

        Statements of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 2001



                                                           Non-
                                          Participant  participant
                                           directed     directed      Total
                                         ------------ ----------- ------------

Additions to net assets attributed to:
 Investment income:
  Dividend income                        $    78,564  $  101,310  $   179,874
  Interest income                             29,728           -       29,728
  Net appreciation (depreciation) in
    fair value of investments             (1,403,382)   (303,563)  (1,706,945)
                                         ------------ ----------- ------------

    Net investment income                 (1,295,090)   (202,253)  (1,497,343)
                                         ------------ ----------- ------------
 Contributions:
  Employer                                         -     673,467      673,467
  Participants                             1,675,557           -    1,675,557
  Rollover                                    60,801           -       60,801
                                         ------------ ----------- ------------
    Total contributions                    1,736,358     673,467    2,409,825
                                         ------------ ----------- ------------
    Total additions                          441,268     471,214      912,482
                                         ------------ ----------- ------------

Deductions from net assets attributed
  to distributions to participants and
  beneficiaries                            1,419,494     357,207    1,776,701
                                         ------------ ----------- ------------
    Total deductions                       1,419,494     357,207    1,776,701
                                         ------------ ----------- ------------
Transfers:
 Fund transfers                          (15,909,998) (4,760,370) (20,670,368)
                                         ------------ ----------- ------------

    Total transfers                      (15,909,998) (4,760,370) (20,670,368)
                                         ------------ ----------- ------------

    Net (decrease)                       (16,888,224) (4,646,363) (21,534,587)

Net assets available for plan benefits:
 Beginning of year                        16,888,224   4,646,363   21,534,587
                                         ------------ ----------- ------------
 End of year                             $         -  $        -  $         -
                                         ============ =========== ============



See accompanying notes to financial statements.

(1) Description of Plan

    The Guarantee Life Insurance Company Thrift Savings Plan and Trust (the
    Plan) s sponsored by Jefferson Pilot Financial Insurance Company (the Company), a Nebraska-domiciled stock life and health insurer. The Company became the Plan Sponsor as a result of its purchase of 100% of the Guarantee Life Insurance Company outstanding stock.

    The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan covering all full-time employees of the Company who have one month of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

    Participants are eligible to contribute, as deferred compensation, up to 15% of their pre-tax annual compensation, provided that the contribution does not exceed limitations set by the IRS. Once an eligible employee has completed one year of service, the Company matches 100% of the employees' deferred contributions up to 3% of compensation. Contributions made by the Company are invested in the Jefferson-Pilot Corporation Stock Fund which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from certain qualified plans under IRC Section 401(a) (rollovers). Included in contributions are rollovers of $60,801 for the year ended December 31, 2001. Participants are allowed to direct the investment of their accounts into various investment options offered by the Plan.

    Participant Accounts

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on continuous service. Participants become vested in the Company's contributions to the Plan after five years of service. Participants were entitled to fully vested benefits of $0 and $20,686,070 as of December 31, 2001 and 2000, respectively.

    Investment Options

    Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following investment options:

    i. Jefferson-Pilot Corporation Stock Fund - invested in common stock of Jefferson-Pilot Corporation.

    ii Templeton Foreign Fund - This fund invests mainly in common stocks outside the United States. The Templeton Foreign Fund's objective is long-term growth of capital.

    iii Franklin Small Cap Growth Fund - This fund invests mainly in stocks of small capitalization growth companies. The Franklin Small Cap Growth Fund's objective is long-term growth of capital.

    iv American Express Trust Equity Index Fund II - This fund invests mainly in common stocks. The fund's objective is to achieve a total rate of return as close as possible to that of the S&P 500 Stock Index.

    v. Brinson Global Fund - This fund invests mainly in global equity securities and fixed-income markets. The investment goal of the Brinson Global is to maximize total return, consisting of capital appreciation and current income.

    vi. American Express Trust Stable Capital Fund II - This fund invests mainly in stable value contracts and money market securities. The Fund's investment objective is to preserve principal and income while maximizing current income.

    Participants may change their investment allocations, contribution amount, or transfer funds, on any business day.

    Participant Loans

    Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum amount of 50 percent of the vested account balance but not exceeding $50,000. Additionally, participants may have two loans at any time. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at 1% over the current prime rate. Interest rates range from 6% to 10.5% at December 31, 2001.
    Principal and interest is paid ratably through payroll deductions.

    Payment of Benefits

    On termination of service due to death, disability, or retirement a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a stated period of time not to exceed life expectancy.

    During an employee's active career with the Company, part or all of a participant's contributions and fund earnings may be withdrawn due to hardship and based on plan limitations. Such hardship withdrawals are permitted when conditions as specified by the Plan are met.

    Forfeited Accounts

    Forfeited balances under the Plan are used to reduce the Company's matching contributions. The amount of forfeitures was $78,401 for the year ended December 31, 2001.

(2) Summary of Accounting Policies

    Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition

    Investments in securities are stated at fair value, which is based on quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Jefferson-Pilot Corporation Stock Fund is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Net depreciation in fair value of investments includes both realized and unrealized gains and losses.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payment of Benefits

    Benefits are recorded when paid.

(3) Investments

    The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits are as follows:


                                                             Fair Value
                                                     --------------------------
                   Title of issue                        2001           2000
    -----------------------------------------------  -----------    -----------
    Nonparticipant-directed trust funds:
      Jefferson-Pilot Corporation Stock Fund,
        0 units (306,258 units - 2000)               $         -    $ 4,629,084

    Paritcipant-directed trust funds:
      American Express Trust Stable Capital
        Fund II, 0 units (335,489 units - 2000)                -      5,017,916
      American Express Trust Equity Index
        Fund II, 0 units (134,471 units - 2000)                -      4,869,866
      Franklin Small Cap Growth Fund,
        0 units (118,964 units - 2000)                         -      4,678,843


    The Plan's investments appreciated (depreciated) in value as follows:

                   Title of issue
    ------------------------------------------------
    American Express Trust Stable Capital Fund II    $   300,837
    American Express Trust Equity Index Fund II         (600,459)
    Franklin Small Cap Growth Fund                      (958,942)
    Templeton Foreign Fund                               (67,124)
    Brinson Global Fund                                  (18,459)
    Jefferson-Pilot Corporation Stock Fund              (362,798)
                                                     ------------
                                                     $(1,706,945)
                                                     ============

(4) Net Assets Available for Plan Benefits

    At December 31, 2001 and 2000, net assets available for plan benefits are comprised of the following:

                                                         2001          2000
                                                      ----------   ------------

    Allocated to participants who have withdrawn
      from the Plan or terminated their employment    $        -   $  7,657,912
    Allocated to active participants                           -     13,876,675
                                                      ----------   ------------
                                                      $        -   $ 21,534,587
                                                      ==========   ============

(5) Related Party Transactions

    Certain plan investments are shares of stock of the Company's parent. Fees for the trust management services are paid by the Company.

(6) Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter, dated December 13, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

    The Plan has been subsequently amended. A subsequent amendment of the Plan was adopted on January 1, 1997. In the opinion of management, the Plan continues to meet the requirements of the IRC.

(7) Plan Merger

    The Plan was merged into the Jefferson-Pilot Corporation Teamshare Plan on December 31, 2001 by transferring all assets to the successor plan.

(8) Reconciliation to Form 5500

    The following is a reconciliation of differences between the data shown on page 3 of this report and the Form 5500 filed with the Department of Labor. These differences are attributable to adjustments made by the Plan Administrator to conform the final reporting as related to accrual adjustments.

     Employer contributions per the financial statements          $   673,467
     Less accrual adjustment                                           (2,819)
                                                                  ------------
     Employer contributions per the Form 5500                     $   670,648
                                                                  ============

     Participants contributions per the financial statements      $ 1,675,557
     Less accrual adjustment                                          (10,791)
                                                                  ------------
     Participants contributions per the Form 5500                 $ 1,664,766
                                                                  ============

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on June 28, 2002.

                                          JEFFERSON-PILOT CORPORATION


                                          By:  /s/ Hoyt J. Phillips
                                                   Senior Vice President,
                                                   Human Resources

<PAGE)


                        Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56369) pertaining to the Jefferson-Pilot Corporation Teamshare Plan of Jefferson-Pilot Corporation of our report dated June 26, 2002, with respect to the financial statements and schedules of the Jefferson-Pilot Corporation Teamshare Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/  Ernst & Young LLP
Greensboro, North Carolina
June 27, 2002





                       Consent of Independent Accountants




The Board of Directors
Jefferson-Pilot Corporation:

We consent to incorporation by reference in the Post Effective Amendment No.1 to the Registration Statement under the Securities Act of 1933 (No. 033-56369) on Form S-8 of Jefferson-Pilot Corporation of our report dated June 26, 2002, relating to the financial statements and supplemental schedules of the Guarantee Life Insurance Company Thrift Savings Plan and Trust, which report appears in the December 31, 2001 annual report on Form 11-K of Jefferson-Pilot Corporation.



/s/  KPMG LLP
Omaha, Nebraska
June 26, 2002